[LETTERHEAD OF NEW CENTURY COMPANIES, INC]

December 23, 2003

VIA EDGAR AND FEDEX

United States Securities and Exchange Commission

Attention: Ms. Charito A. Mancha

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	New Century Companies, Inc., Registration Statement on Form SB-2, File No. 333-100542, Filed October 15, 2002

Dear Ms. Mancha:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Act”), New Century Companies, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of the Registrant’s Registration Statement on Form SB-2, File No. 333-100542, Filed October 15, 2002, together with all exhibits thereto (the “Registration Statement”).

The Company has determined not to proceed with the offering contemplated by the Registration Statement at this time. No securities have been sold pursuant to the Registration Statement. Accordingly, the Company hereby requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

Please contact the undersigned on (562) 906-8455 with any questions or comments regarding this matter.

Kind regards,

/s/ David Duquette

Mr. David Duquette

Chief Executive Officer

cc:	Mr. David L. Ficksman